Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Sibanye-Stillwater proactively changes the covenant flexibility of its credit facilities

Johannesburg, 7 June 2024: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) is pleased to announce that the lenders of its Revolving Credit Facilities (RCFs) (being the US$1 billion USD RCF and R5.5 billion ZAR RCF) as well as its Silicosis Guarantee Facility (collectively the Facilities), have agreed to uplift the leverage covenant limits for all the Facilities which further improve the flexibility of the Facilities and the Balance Sheet.

This follows proactive engagement by the Company with its lenders, consistent with its publicly stated intent to ensure it is able to maintain sufficient financial flexibility and optionality as required, through a possible extended period of low commodity prices.

Lenders, comprising 11 international banks and 4 South African banks, agreed to uplift the leverage covenant limit for all Facilities from the current 2.5x net debt to adjusted EBITDA, to 3.5x for the period from 30 June 2024 to 30 June 2025 inclusive, and to 3.0x for the period from 31 July 2025 to 31 December 2025 inclusive. Similarly, the interest cover covenant has been amended in line with the leverage covenant and the US$1 billion USD RCF has been amended to include a letter of credit facility and an ancillary facility, in order to improve the facility's flexibility and application.

Neal Froneman, Chief Executive officer of Sibanye-Stillwater commented: "We have previously stated our intentions to uplift our debt covenants along with pre-emptively evaluating various non-debt capital instruments such as pre-pays and streams, in order to secure the integrity of our balance sheet through the commodity price cycle, if required. The early uplift of our existing RCF covenant limits agreed to by our lending banks, is a significant indication of support and vote of confidence in the fundamental outlook for the Group. Although the Group's leverage is currently well below our existing 2.5x covenant limits and remains undemanding, the additional headroom resulting from the uplift provides further financial flexibility and should provide the market with increased confidence in the outlook for the Group."

Notice in terms of Section 45(5) of the Companies Act

Notice is hereby given that, in terms of the provisions of Section 45(5) of the Companies Act, 71 of 2008 (the Companies Act), and pursuant to the special resolution passed at the annual general meeting of the Company held on 28 May 2024, the board of directors of the Company (the Board) has adopted a resolution to amend the guarantee of indebtedness of members of the Group under the Facilities, which guarantee constitutes the giving of direct and/or indirect financial assistance to related and inter-related companies and corporations of the Company in terms of the provisions of Section 45 of the Companies Act

(the Financial Assistance). Shareholders are notified for purposes of section 45(5)(a) of the Companies Act that the Financial Assistance exceeds one-tenth of 1% of the Company's net worth.

Having considered all reasonable financial circumstances of the Company in terms of and pursuant to the provisions of Section 45, as read with Section 4 of the Companies Act, the Board is satisfied that:

- immediately after providing the Financial Assistance referred to above, the Company would satisfy the solvency and liquidity test contemplated in Section 4 of the Companies Act
- all relevant conditions and restrictions relating to the granting of the Financial Assistance by the Company contained in the Company's memorandum of incorporation are satisfied
- the terms and conditions on which the Financial Assistance is to be given are fair and reasonable to the Company

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater is one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to diversify its asset portfolio into battery metals mining and processing and increase its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com
LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could", "believe", "aim", "anticipate", "target", "estimate" and words of similar meaning. These forward-looking statements, including, among others, those relating to Sibanye-Stillwater Limited's ("Sibanye-Stillwater") future business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, business strategies, plans and objectives of management for future operations and ability to complete or successfully integrate ongoing and future acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater's senior management. Readers are cautioned not to place undue reliance on such statements.

Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2023 Integrated Report and annual report on Form 20-F filed with the United States Securities and Exchange Commission on 26 April 2024 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward- looking statement (except to the extent legally required).

Websites

References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this document.